Exhibit (a)(19)

JUNE 05, 2013 / 01:30PM GMT, DRX.I - Elan Corporation, PLC at Jefferies Global Healthcare Conference

CORPORATE PARTICIPANTS

Kelly Martin Elan Corporation - CEO

CONFERENCE CALL PARTICIPANTS

Corey Davis Jefferies & Company - Analyst

PRESENTATION

Corey Davis - Jefferies & Company - Analyst

Thanks for coming. I'm Corey Davis. I cover specialty pharma for Jefferies. It's my pleasure to have the CEO of Elan, Kelly Martin, join me for an intimate fireside chat because of all of the things going on at Elan right now. Unfortunately, we can't take questions from the audience and there's not going to be a breakout. But hopefully I can address all of the issues that are on everyone's mind in the next 30 minutes or so. I've been covering Elan for 11 years, just about the same amount of time that Kelly has been CEO of Elan and I can say it's definitely the company that has undergone the most change over that period of time within my universe of companies that I cover. Kelly's been the primary architect of most of that change since he joined in '02, but some of the most dramatic transformations have happened just in the last 9 months since the failure of Bapineuzumab Phase III's in Alzheimer's disease. At this point, I think we can boil it down to two main issues, number one, the strategic deals that have been announced and are going to come up for a shareholder vote on June 17th and number two, the hostile tender offer at $12.50 from Royalty Pharma. I want to separate those two issues and start out with just your new strategy, your new vision for Elan and we'll begin with TYSABRI, which is obviously a great drug in MS. But back in February you restructured the deal with Biogen from a 50/50 profit split to a royalty deal. My question is why did you do that? Is there more intangible value that people might be missing that's not reflected in the 3.25 billion in cash that you got in exchange for giving up some of the economics?

Kelly Martin - Elan Corporation - CEO

Thanks, Corey. Thank you, Jefferies, for having us here. Sort of another first I think for Elan doing an investor conference in the middle of a hostile takeover. So we're pleased to be here.

The TYSABRI topic, you have to step back slightly from that. As many people know or if they don't know, Elan had a 20-year commitment to Alzheimer's through immunotherapy. Last summer was the PAN ultimate Phase III data that we were expecting. We, as a management team and a board, had planned for two years in advance of that data. We had a plan if the data was positive and we had a plan if the data was less than positive. Although the scientific data from Bafi is still quite interesting to the scientist and J&J who we partner with through JI is constructive on moving that technology forward from a business point of view, the data was disappointing. So then quickly we separated our long-term science and discovery platform, which is based in San Francisco. We announced that spinoff with a month. It's not that we didn't love the science. We loved the science but the timeline was too far. The bridge was too far. But we are an investor in a company called Prothena, which is that same group. They're doing great work in certain targets. I won't deviate but we have high hopes that they'll make progress.

That left us with TYSABRI, great relationship and partnership with Biogen. We had talked to Biogen for many years about the business structure. We had been asked by many investors about the business structure where we had 50% of the economics but we didn't really have any influence, direct influence on the business, number one, and number two, Biogen, it's a very, very good company. They were building a portfolio of MS drugs. While this was a great drug, it was one piece of their portfolio. So, their CEO and I had many discussions off and on over the years. In the fall of last year, we came to an agreement that needed to be worked out that we would try to restructure. The reason we were interested in restructuring was three. Number one we had no direct influence on that product operationally. Number two the MS market was evolving, BG12 and others are expanding the market but making the market more complicated. If you're a company that can't really influence the operational positioning of an asset and the market is changing, it's both expanding and getting more pieces to the puzzle, that's not a good position. Last but not least, again, we had been asked for years, it was one asset, a great asset and a great partner, I'd say. One asset, one subset of indication, relapse and remitting, one partner and we had already gone through one time of the PML situation. So we wanted to diversify. We thought the best way to do that was to bring forward a portion of the value, which was not 50% by the way and take a portion of the value in long-term cash flows. So it was a strategic follow on to several years of discussion that we had at the board level.

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Corey Davis - Jefferies & Company - Analyst

So how do you think investors should value TYSABRI right now for the piece that you are getting because widely differing views on what that value is? But what's your opinion?

Kelly Martin - Elan Corporation - CEO

Well, we put out something last week which took 29 different analysts and got the average of their views. The way that we think about TYSABRI and the way almost all of them think about TYSABRI is that it's a long-term asset. The cash flow is significant. Most analysts, as you know personally, look at models over the next three to four years max. Our view is that TYSABRI will be around much, much longer than that. As Biogen spoke yesterday, Paul Clancy, the patient delineation with the JC virus and the assay is really taking hold. So the way we think of TYSABRI and the way many of our largest long-term investors think of TYSABRI is that it's currently approved in relapsing/remitting. There is a trial that will read out in two years for secondary progressive. We're optimistic that the data will be positive but you don't know until you know. Why that's important is outside the US, that's an additional 20% or more patients. Biogen also has potential plans for another indication outside of MS. If you look at the evolution of MS, the orals are expanding the market. So the underlying unit growth in patients is growing. TYSABRI is being positioned currently now by Biogen as JC negative patients who are declining. So even if you start off on an oral or another indication and you're JC negative and you decline, MS TYSABRI is by far the best alternative for patients. So we believe that TYSABRI will stay in that position. Biogen now has a P&L incentive as opposed to a disincentive in some ways to position it aggressively and properly for that group of patients. If you take the denominator of a million treated patients around the world and 400 million plus or minus who are JC negative, and of those 50% to 60% decline, then the underlying denominator of the business, the market, the true market over time for TYSABRI is 250,000 to 300,000 patients. So it's a big opportunity. That's for relapsing/remitting.

Then a lot of noise and discussion around generic competition because of PML, because of albafor is a target, we just simply believe and Biogen and Elan talked about this for years, that while the generic threat is not zero, the generic threat is de minimis based on regulatory discussions and the complexity that one would have to do to get a generic alpha 4 antibody approved. So you're looking at an asset here that is going -- is positioned properly. It has the data to be positioned properly. It will grow for a very long time. It could be generating cash flow for the next 10, 15, or 20 years. That's how we look at it and that's how our biggest and best investors look at it.

Corey Davis - Jefferies & Company - Analyst

So even well beyond the primary patent that expires in 2024.

Kelly Martin - Elan Corporation - CEO

Yes, we -- again the valuing of these things, as you might know, is the farther out you go, the most sensitive it is to small adjustments in cash or revenue. But the underlying basic business fundamentals, we think, are the ones I just went through. Our own business modeling has revenue going out far beyond that.

Corey Davis - Jefferies & Company - Analyst

You and Biogen have similar opinion as to what TYSABRI is going to do over that next 10 to 15 years?

Kelly Martin - Elan Corporation - CEO

When Biogen and Elan had an agreed upon P&L to 2017 and that was -- since that was both agreed upon, that was both strategic, financial, and the results. Obviously, when we had our long discussions with Biogen about doing the deal, all of the discussion was from 2017 out. Again, Paul Clancy's a terrific CEO. George is a great CEO. Nigel Clark and myself, our board, that's where the whole discussion was. What is this thing worth? How much cash flow does Elan want? How much cash flow does Biogen want? We struck a deal, which we were very comfortable with because of the dynamics I went through that this long-term cash flow to us and our shareholders was very valuable. The turning of the dial for Biogen on the P&L was also very valuable. That's how we struck the deal. But there was no disagreement to 2017. There was good and natural and honest negotiation from 2017 onwards. I'm sure that Biogen's long-term business plan incorporates TYSABRI for a very long time.

Corey Davis - Jefferies & Company - Analyst

I want to move to the balance sheet. Before we get into the specifics of the proposed transactions, can you just remind us what you did and would like to do with the 3.25 billion that you got in cash from that deal?

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Kelly Martin - Elan Corporation - CEO

So $3.25 billion is a lot of money. The biggest problem we had is which banks to put it in frankly. The first thing we wanted to do is give a big chunk of it back to shareholders. So we gave -- we not only announced a share buyback but we actually did one, which I know is a little unusual. But we bought 15% of our shares in a Dutch auction. It happened to coincide with J&J a strategic investor as opposed to a financial investor, wanting to move on. That was based on the Bapi data we presume.

Then we, that was left with about $2 billion. We bought the bonds back. Our bondholders had a great return cause we had just issued a bond in September. The reason we had to buy those bonds back is in order to give money back to shareholders, we had to make sure from a bond point of view that we didn't trip into any covenant. So we worked very, very hard with our creditors over the last decade, starting with $4 billion in debt down to $600. The last thing we wanted to do was get into a tussle with our creditors because we think that the credit markets for our business are important for long-term funding, particularly at these rates. So we spent another $700 million buying our bonds back. We're in the process, assuming some results at the EGM, of refinancing and having another bond out there. Then the remaining $1.4 billion we proposed 4 transactions for June 17th shareholder vote at the next EGM.

Corey Davis - Jefferies & Company - Analyst

So the -- moving from the balance sheet to the P&L, we can all do our own revenue calculations, but given that things have changed so dramatically, maybe it's worth going into the expense structure right now. How many employees do you have? Is that sustainable at that level and what's that mean for the operating margin?

Kelly Martin - Elan Corporation - CEO

Yes, so we have 60 employees. Because we're transitioning from where we were to where we would like to be and it's somewhat dependent on what the ultimate business model is and it's somewhat dependent on what shareholders approve or not on June 17th. We could be a public royalty cash flow company with probably 20 people or we can be a bit of a hybrid where you have very long-term cash for like TYSABRI and hopefully Theravance molecules. You could complement that with some biotech or biopharmaceutical assets and mix the two together. That's probably a company that you could have 150 to 200 people and you could maintain that as far as I can see for a very long time.

We do ride on other people's infrastructure with the big assets. That's again part of our business is frankly, been part of our thesis forever, not to build infrastructure that you don't need. It's expensive. It's hard to move. It's inflexible. It's taken us ten years to kind of deconstruct it. So not to reconstruct it just because everybody else has it.

Corey Davis - Jefferies & Company - Analyst

Let's move on to the four deals that coming up for a vote on June 17th and maybe it's the elephant in the room, the Theravance deal. Nobody at least that I've spoken to conceptually disagrees that it's a great idea. The controversy just boils down to the price tag of $1 billion. So how do you think about that price that you propose paying for it?

Kelly Martin - Elan Corporation - CEO

Or how do you think in value terms. We've done tons of work obviously on it. Let me start at a high level. The respiratory business is roughly a $20 billion business today. We, but more importantly than we, lots of people think that this is going to be a growth business, new competition, new markets, like many other things. So the $20 billion business probably becomes a $30+ billion business. So that's fact one, the 50% growth. Fact 2 is GSK has a 44% market share in respiratory, which I didn't realize when we started these discussions a long time ago, 44% market share in a business that size to me is amazing. That's fact 2. Fact 3 is Advair's off patent. Fact 4 is the replacement of Advair as publicly acknowledged by both GSK and certainly Theravance is these set of molecules, most specifically the first two, brio and anoro. So that's the fourth fact. So our view was how rare was it for Elan, somebody like Elan with 50 or 60 people, to have the opportunity to participate with the market leader 44% of the current market, 4 assets, not 1, not 2, but 4. One would approved which was brio. Anoro's PDUFA data is December 13. VI monotheapy's been filed and then Maba monotherapy is going into Phase III. So we -- then we looked at all the analysts, GSK and Theravance, there's a wide, wide range of prediction of peak sales and time to peak sales. A lot of analysts, the average -- what was striking to us is the average time to peak sales was somewhere between 2023 and 2026. Last I looked it was 2013 today. If you sit with the CEO of GSK and say, your $8 billion or $9 billion business, which is now all patented, do you think that your replacement molecules, it's going to take 12 years to get to peak sales, 12 years. I didn't ask him that by the way. I haven't met him. But it's illogical to us that that could possibly by the business strategy for GSK. So we ran a bunch of assumptions based on all the public data and we put our own assumptions in as far as the business practicality and execution of GSK. Our view is, at least with the work horses of brio and anoro, that you could get to peak sales in five years. Then you can argue about what the peak sales are. That VI monotherapy and maba would be icing on the cake. Then we also looked at our own business structure, which is again infrastructure light and as an Irish company, highly advantageous tax wise. Then you get to the things that a lot of people don't necessarily look at like after-tax earnings. For roughly the rule of thumb is for every billion dollars of GSK sales in this suite of products, we make $25 million. It could be slightly lower or slightly higher. GSK's current business is $9 billion. So some investors think well geez, Kelly, this has to be a $4 billion suite of products to be a good trade. I say, you're damn right. It's a good trade at $4 billion and every billion above it, it becomes even a better trade. So we thought it was extremely unique opportunity for our shareholders to participate in a suite of products that's very low risk, very high quality, market leader by multiple dimensions, multiple standard deviations. There is competition but it's nowhere near GSK. If you believe GSK is going to replace their current off patent asset with these new products, which have been -- they've spent millions, hundreds of millions of dollars on in the next three to five years. If you think that they can get to 50% of their current revenue, it's a great trade of Elan shareholders.

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Corey Davis - Jefferies & Company - Analyst

So, if your current shareholder base just hasn't done enough work or disagrees with you on that stuff and the Theravance deal gets voted down on June 17th, what's plan B and how quickly could you execute on it?

Kelly Martin - Elan Corporation - CEO

Well as I said, we -- for two years we talked to our board about different scenarios post-bapi. It would have been a lot more fun to have the plans if bapi was a filable asset. But we have a long list of things that we think are interesting. I mean our basic strategy is what do we have as advantageous to our public shareholders. We have TYSABRI, which we believe is a 10 to 15 plus year cash flow, which has got no tax leakage at all basically. So it's all earnings. We can keep giving pieces of that back to shareholders in many different ways, starting with the first billion. Then so forth. So our choice from a board perspective, again, we think Theravance is a very unique opportunity for shareholders to participate from a patent point of view, by the way, their patents run to 2025 to 2035, well past my tenure at CEO of Elan. So, for 15 or so years, again if you think GSK could incorporate these molecules into only 50% of their business, it's 4 or 5 times 25, si the best I can count is a nice return. We can give that back to shareholders. So we think that's a great trade. It will be put to the shareholders. It's a billion-dollar investment, which is a big investment. If investors, for whatever reason, don't agree with that and turn it down, then I think we will move very quickly on both the asset side and return of capital side to shareholders. We don't want a billion dollars sitting on our balance sheet for too long. There's many different ways we can deploy it. We're trying to do three things. We're trying to improve the P&L, diversify the business, and gain exposure to mid to late stage pipeline of which this suite of four different transactions does.

Corey Davis - Jefferies & Company - Analyst

So moving to the Royalty Pharma tender offer at $12.50, which they've gone to great lengths to describe it as full value. I'm pretty sure you disagree with $12.50 being full value for Elan right now. But, what advice do you give investors as to how to think about that number and what Elan really could be worth?

Kelly Martin - Elan Corporation - CEO

Well, the board put out a -- something last week, which basically said if you take all the data from the analysts plus the business infrastructure, which is a tax structure, you know Elan is worth $15 to $20. So that's not $12.50. It's not $13. It's not $13.25. It's not $13.50. It's $15 to $20. That's what it's worth. It might be worth more to certain people within that range, bottom end. But I don't have much comment on Royalty's $12.50 as full value. They're entitled to their opinion. We have a massively different opinion and that's our job. Our job is to make sure that shareholders get -- our public shareholders get the value, the most value we can, should somebody want to purchase the company. It's a public company. That's fine. But buying a company at $2 billion or $3 billion or $4 billion below its value is not going to happen.

Corey Davis - Jefferies & Company - Analyst

So in general, how amenable are you to sale of the Company if an offer were to come within that range?

Kelly Martin - Elan Corporation - CEO

You know I've said this to the board. I said it publicly. Many of us came to Elan ten years ago to fix it and to position it for something different. I think we're right -- I think we fixed a lot and is positioned for something different. If somebody wanted to purchase the Company, the chairman, Bob Ingram, myself, are open to those discussions. If the shareholders want us to build out the Company as we positioned, we'd obviously think that that would make a lot of sense since we've proposed these transactions. So, it's a public company. We're open to people talking to us. People talk to us all the time and we talk to people all the time. At the end of the day, from a responsibility point of view, from a fiduciary point of view, it's all about price and value. We're pretty relaxed about it. But we understand the value and we, therefore, understand the price.

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Corey Davis - Jefferies & Company - Analyst

Last question, I'll give you kind of last word, (A) what are people missing most about the overall Elan story that you want them to get?

Kelly Martin - Elan Corporation - CEO

Well I think one of the legit challenges we've had on behalf of investors is we -- it may look on the outside we've shifted everything warp speed, but we've been discussing these shifts for over two years. Most people who were invested in Elan thought of Elan as neuroscience, Alzheimer's, TYSABRI. Alzheimer's unfortunately for patients, didn't work the way we wanted it to after two decades. What we've tried to do very quickly is shift to give the investors an investment thesis which is more diversified, better P&L in the short term and intermediate term, and an option on mid to late stage assets. We just haven't had the time because we've been so busy doing these other things to get out and reposition the company in the minds of investors. Some traditional and some non-traditional as a very unique pharmaceutical investment vehicle, basically. That we can return enormous capital to shareholders episodically like with TYSABRI or routinely through the dividends. As best I know, there's no other company structure in our industry at that does that. So we just have not had the chance to reposition this whole story the right way because we've been so busy on doing the transactions.

Corey Davis - Jefferies & Company - Analyst

I think we're going to have to wrap it up with that. But thanks to everyone to listening and thanks, Kelly, for your thoughts.

Kelly Martin - Elan Corporation - CEO

Thanks, Corey.

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About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this transcript. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this transcript is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements

This transcript contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Note

This document does not constitute an offer to purchase or a solicitation of an offer to sell any Ordinary Shares or American Depositary Shares of Elan Corporation, plc (the “Company”) or any other securities. In response to the tender offer for the Ordinary Shares and American Depositary Shares of the Company commenced by Echo Pharma Acquisition Limited, the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY MAY BE AMENDED FROM TIME TO TIME BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Elan Corporation, plc, Treasury Building, Dublin 2, Ireland, Attention: Investor Relations.